UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                                 eMachines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $.0000125 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   29076P 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

CUSIP No.         29076P 10 2

--------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      TriGem Computer, Inc.
--------------------------------------------------------------------------------
  2.  Check the appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Citizenship or Place of Organization

      The Republic of Korea
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   -0-
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 -29,200,000-
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              -0-
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            -29,200,000-
--------------------------------------------------------------------------------
  9.  Aggregate Amount Beneficially Owned by Each Reporting Person  -29,200,000-
--------------------------------------------------------------------------------
 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares      (  )
--------------------------------------------------------------------------------
 11.  Percent of Class Represented by Amount in Row (9)    20.1%
--------------------------------------------------------------------------------
 12.  Type of Reporting Person   HC, CO
--------------------------------------------------------------------------------

CUSIP No.         29076P 10 2

--------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      TriGem America Corporation         33-0468706
--------------------------------------------------------------------------------
  2.  Check the appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Citizenship or Place of Organization

      California
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   -0-
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 -29,200,000-
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              -0-
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            -29,200,000-
--------------------------------------------------------------------------------
  9.  Aggregate Amount Beneficially Owned by Each Reporting Person  -29,200,000-
--------------------------------------------------------------------------------
 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares      (  )
--------------------------------------------------------------------------------
 11.  Percent of Class Represented by Amount in Row (9)    20.1%
--------------------------------------------------------------------------------
 12.  Type of Reporting Person   CO
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  eMachines, Inc.
                  --------------------------------------------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  14350 Myford Road
                  Suite 100
                  Irvine, CA 92606
                  --------------------------------------------------------------

Item 2(a)         Name of Person Filing:

                  TriGem Computer, Inc.
                  --------------------------------------------------------------
                  TriGem America Corporation
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  TriGem Computer, Inc.
                  45-2 Yoido-dong,
                  Youngdeungpo-ku,
                  Seoul, Korea
                  --------------------------------------------------------------

                  TriGem America Corporation
                  80 ICON
                  Lake Forest, CA 92610
                  --------------------------------------------------------------

Item 2(c)         Citizenship:

                  The Republic of Korea
                  California
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.0000125 per share
                  --------------------------------------------------------------

Item 2(e)         CUSIP Number:

                  29076P 10 2
                  --------------------------------------------------------------

Item 3 Not applicable since statement is filed pursuant to Rule 13d-1(d).

Item 4            Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount beneficially owned: -29,200,000-
                                                   -----------------------------

                  (b)   Percent of class:  20.1%
                                           -------------------------------------

                  (c)   Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote  -0-
                                                                        --------

                        (ii)  Shared power to vote or to direct
                              the vote  -29,200,000-
                                        ----------------------------------------

                        (iii) Sole power to dispose or to direct
                              the disposition of  -0-
                                                  ------------------------------

                        (iv)  Shared power to dispose or to direct
                              the disposition of -29,200,000-
                                                 -------------------------------


Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  TriGem America Corporation, a 100% subsidiary of TriGem Computer, Inc.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Note of Dissolution of Group.

                  Not applicable.

Item 10           Certifications.

                  Not applicable.

                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 13, 2001                      TriGem Computer, Inc.


                                                        /S/ HONG SOON LEE
                                                 -------------------------------
                                                 Name:  Hong Soon Lee
                                                 Title: Chief Executive Officer



                                                 TriGem America Corporation

                                                        /S/   KANG BUM LEE
                                                 -------------------------------
                                                 Name:  Kang Bum Lee
                                                 Title: Chief Executive Officer